UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreement.

Entry into Sales Agent Agreement

On May 22, 2024, Freight Technologies, Inc. (the “Company”), entered into a Sales Agent Agreement (the “Agreement”) with Alliance Global Partners (“AGP”), as sales agent. Under the Agreement, the Company may offer and sell the Company’s ordinary shares, $1.10 par value per share, from time to time during the term of the Agreement through AGP, acting as sales agent. The Company has filed a prospectus supplement relating to the offer and sale, from time to time, of its shares of ordinary shares having an aggregate offering price of up to $2,300,000 (the “Shares”) pursuant to the Agreement.

The Company is not obligated to sell any Shares pursuant to the Agreement. Subject to the terms and conditions of the Agreement, AGP will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the Nasdaq Capital Market (“Nasdaq”), to sell Shares from time to time based upon the parameters set forth by the Company in the applicable Placement Notice (as defined in the Agreement). Under the Agreement, AGP may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

The Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Shares through AGP on the terms and subject to the conditions set forth in the Agreement, (ii) expiration of the registration statement covering the Shares, or (iii) termination of the Agreement as otherwise permitted by the Agreement. The Agreement may be terminated by AGP or the Company at any time upon notice to the other party, or by AGP at any time in certain circumstances, including the occurrence of a material adverse effect on the Company. The Company will pay AGP compensation in cash equal to 3.0% of the gross proceeds from the sales of Shares pursuant to the Agreement, will reimburse AGP’s reasonable and documented out-of-pocket expenses (including but not limited to AGP’s transaction costs and the reasonable and documented fees and expenses of counsel of AGP) in an amount up to $50,000 (the “AGP Expenses”), which AGP Expenses shall be due and payable prior to the first Placement (as defined in the Agreement); provided that the Company shall reimburse AGP for its reasonable and documented out-of-pocket expenses related to annual maintenance of the Agreement (including but not limited to AGP’s transaction costs and the reasonable and documented fees and expenses of counsel to AGP) on an annual basis in an amount not to exceed $10,000, which shall be due and payable prior to each Representation Date (as defined in the Agreement) following the Company’s filing of an annual report on Form 20-F.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-267446), which was initially filed with the Securities and Exchange Commission on September 15, 2022 and declared effective on September 26, 2022.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference. The opinion of the Company’s counsel as to British Virgin Islands law regarding the validity of the Shares that may be issued pursuant to the Agreement is filed herewith as Exhibit 5.1.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

5.1	Opinion of Maples Group
10.1	Sales Agent Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Donald Quinby
	Name:	Donald Quinby
	Title:	Chief Financial Officer